Forward Funds

Response to Item 77D

SUB-ITEM 77D: Policies With Respect to Security Investments

1.

Forward Credit Analysis Long/Short Fund

Effective November 13, 2013, the Fund’s “Principal Investment Strategies” were changed to allow the Fund to take advantage of relative value, cross-over trading opportunities and market anomalies and inefficiencies across a wide array of the credit markets The Sub-Advisor uses an absolute return-oriented and tax-efficient investment strategy that seeks to identify attractive long and short investment opportunities in the municipal and other credit markets. The Sub-Advisor’s investment process involves analysis of both fundamental and relative-value characteristics of potential investments across a wide array of fixed income securities. The Sub-Advisor typically focuses its investments in tax-exempt municipal bonds and derivatives, but may also invest in the other types of tax-exempt or taxable fixed income securities. The Sub-Advisor may invest in fixed income instruments of any quality or maturity, including junk bonds and securities that are moral obligations of issuers or subject to appropriations. The Sub-Advisor may also engage in transactions that seek to hedge portfolio risk.These changes are further described in the November 13, 2013 supplement to the Fund’s then-current prospectuses as filed with the Securities and Exchange Commission via EDGAR on October 30, 2013 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-13-416275). Such descriptions are incorporated herein by reference.